PRESS RELEASE

FOR:	STRATASYS LTD.

CONTACT:	Shane Glenn, Vice President of Investor Relations
(952) 294-3416, shane.glenn@stratasys.com

STRATASYS REPORTS RECORD FINANCIAL RESULTS FOR THE THIRD
QUARTER OF 2013

Company reports $126.1 million in non-GAAP revenue and generates 26% organic revenue growth over last year’s Stratasys and Objet pro forma combined revenue as merger synergies accelerate
Non-GAAP earnings of $0.45 per diluted share and a GAAP loss of ($0.16) per share
Company raises fiscal 2013 non-GAAP revenue and EPS guidance

- - - - -

MINNEAPOLIS, MN & REHOVOT, ISRAEL, November 7, 2013 – Stratasys Ltd.

(NASDAQ: SSYS) today announced record financial results for the third quarter of 2013.

Q3 Financial Results Summary:

  Non-GAAP revenue (including MakerBot from August 15th) of $126.1 million for the third quarter of 2013 represents a 39% increase over the $90.9 million Stratasys and Objet pro forma combined revenue for the same period last year. GAAP revenue (including MakerBot) for the third quarter of 2013 was $125.6 million.
  Non-GAAP revenue (excluding MakerBot) increased organically by 26% for the third quarter over last year’s Stratasys and Objet pro forma combined revenue.
  Non-GAAP revenue from MakerBot was $11.6 million for the third quarter representing the period following the transaction’s close on August 15, 2013. GAAP revenue contribution from MakerBot for the third quarter was $11.4 million.
  Non-GAAP net income (including MakerBot) was $20.0 million for the third quarter, or $0.45 per diluted share, compared to Stratasys and Objet pro forma combined $16.6 million, or $0.41 per diluted share, reported for the same period last year.
  GAAP net income (including MakerBot) for the third quarter was a loss of $6.6 million, or ($0.16) per share, versus a Stratasys and Objet pro forma loss of $2.8 million, or ($0.07) per share, for the same period last year.
  The company invested a net amount of $12.0 million in R&D during the third quarter, representing 9.5% of net sales.
  Cash, investments and bank deposits balance at the end of the third quarter was $616.5 million, or $12.65 per share.
  On a combined pro forma basis, including MakerBot, the company has shipped a cumulative 64,855 systems worldwide as of September 30, 2013.

“Organic revenue growth accelerated in the third quarter as synergies resulting from the merger between Stratasys and Objet continued to develop,” said David Reis, chief executive officer of Stratasys. “We observed strong growth across multiple product lines that address an expanding range of applications. We also sustained strong gross margins during the period, which was a contributing factor to our record profitability. We are especially pleased by the contribution made by MakerBot, which added $11.6 million in revenue during the period. We are very pleased with our third quarter results.”

Business Highlights:

  Completed the acquisition of MakerBot, a leading manufacturer within the rapidly growing desktop 3D printing category.
  Introduced two new systems, the Solidscape 3Z MAX 3D printer and the MakerBot Digitizer Desktop 3D Scanner; as well as two new materials for the MakerBot platform, including flexible filament and a dissolvable support material.
  Recognized tangible revenue synergies from the sales, marketing and service team integration initiatives that resulted from the merger of Stratasys and Objet.
  Initiated a pilot program with the UPS Store, placing uPrints in six locations, enabling UPS Store customers to have 3D designs printed onsite.
  Invested heavily in global sales, marketing and channel infrastructure, including the opening of a local sales office in Singapore, and the signing of a distribution agreement with Aurora Group, a leading provider of office automation equipment in China.
  Exercised an option to acquire the remaining holdings from Fasotec in Stratasys Japan, with Stratasys Japan becoming wholly owned and operated by Stratasys Ltd.
  Completed a public offering of 5,175,000 ordinary shares at a public offering price of $93.00 per share, with net offering proceeds to Stratasys approximating $462.9 million.

“With the completion of the MakerBot acquisition in the third quarter, we believe Stratasys is now the clear leader in the desktop 3D printer category, one of the fastest growing segments within our industry,” continued Reis. “The third quarter also demonstrated our commitment to internal product development, as well as our goal of expanding our global customer reach. In addition, as the mainstream adoption of 3D printing continues to gain momentum, we have strengthened our balance sheet, improving our ability to capitalize on additional growth initiatives and acquisitions.”

Financial Guidance

The company’s overall outlook has improved for the fourth quarter of 2013, which is reflected in an upward revision to 2013 revenue guidance. In addition, earnings guidance incorporates a $0.06 per share positive impact from the improved outlook; offset by $0.06 per share of earnings dilution resulting from the company’s public offering of 5,175,000 ordinary shares on September 18, 2013. The earnings impact of the offering on 2013 results had not been previously incorporated into financial guidance. GAAP earnings guidance has been revised principally to reflect higher estimates for stock compensation expense; revised amortization expense related to acquired MakerBot intangible assets; and higher expenses related to the MakerBot performance bonus plan.

Accordingly, Stratasys is updating its following financial guidance for the fiscal year ending December 31, 2013 as follows:

  Revenue guidance of $470 million to $490 million; versus previous guidance of $455 million to $480 million.
  Non-GAAP earnings guidance of $1.75 to $1.90 per diluted share.
  GAAP earnings guidance of a ($0.83) to ($0.55) per share loss; versus previous guidance of ($0.76) to ($0.49) per share loss.
  Earnings guidance incorporates a $0.06 per share positive impact from the company’s improved outlook; and $0.06 per share of earnings dilution from the company’s ordinary share offering completed on September 18, 2013.

Non-GAAP earnings guidance excludes $67.2 million of projected amortization of intangible assets; $22.2 million to $24.9 million of share-based compensation expense; and $18.1 million to $20.7 million in merger-related expenses.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

“As we enter the fourth quarter, we believe the acceleration in our organic growth rate, combined with the positive impact from our recent acquisition of MakerBot, will contribute to a strong finish to the year. Looking beyond 2013, we are well positioned to sustain our positive momentum as we accelerate our rate of new product introductions, and prepare to capitalize on additional inorganic growth opportunities. In addition, our industry remains ripe for growth as new and innovative applications continue to emerge for our technology. We are very excited about the future,” Reis concluded.

Stratasys Ltd. Q3-2013 Conference Call Details

Stratasys will hold a conference call to discuss its third quarter financial results on Thursday, November 7, 2013 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://www.media-server.com/m/p/ceszzn6u.

To participate by telephone, the domestic dial-in number is 866 578-5771 and the international dial-in is 617 213-8055. The access code is 58071751. Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to complete the MakerBot acquisition and to successfully put in place and execute an effective post-merger integration plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States (GAAP). In addition, certain non-GAAP financial measures have been provided that exclude certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. Stratasys manufactures 3D printers and materials for prototyping and production. The company’s patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, the company’s range of over 130 3D printing materials has been the widest in the industry and includes more than 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufactures Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has more than 1100 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$107,887	$41,318	$279,910	$120,308
Services	17,739	8,406	49,408	23,786
	125,626	49,724	329,318	144,094

Cost of sales
Products	53,565	17,564	148,339	54,026
Services	11,469	4,203	32,608	12,997
	65,034	21,767	180,947	67,023

Gross profit	60,592	27,957	148,371	77,071

Operating expenses
Research and development, net	13,514	4,067	34,640	12,576
Selling, general and administrative	51,587	14,781	137,577	42,366
Change in fair value of earn-out obligations	1,607	-	1,607	-
	66,708	18,848	173,824	54,942

Operating income (loss)	(6,116)	9,109	(25,453)	22,129

Other income (expense)	(452)	163	200	518

Income (loss) before income taxes	(6,568)	9,272	(25,253)	22,647

Income taxes (benefit)	80	4,089	(337)	9,924

Net income (loss)	$(6,648)	$5,183	$(24,916)	$12,723

Net income (loss) attributable to non-controlling interest	$(22)	$-	$46	$-

Net income (loss) attributable to Stratasys Ltd.	$(6,626)	$5,183	$(24,962)	$12,723

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.16)	$0.24	$(0.63)	$0.60
Diluted	(0.16)	0.24	(0.63)	0.58

Weighted average ordinary shares outstanding
Basic	41,976	21,468	39,754	21,349
Diluted	41,976	22,008	39,754	21,857

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)
	September 30,	December 31,
	2013	2012
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$414,890	$133,826
Short-term bank deposits	200,000	20,063
Restricted deposits	863	929
Accounts receivable:
Trade, net	86,588	64,678
Other	22,858	22,934
Inventories	79,784	67,995
Net investment in sales-type leases, net	6,008	5,134
Prepaid expenses	4,442	2,751
Deferred income taxes	17,045	4,968
Total current assets	832,478	323,278
Property, plant and equipment, net	80,707	62,070
Other assets
Goodwill	1,195,021	822,475
Other intangible assets, net	638,170	510,372
Net investment in sales-type leases	8,990	7,872
Long-term investments - available for sale	1,634	-
Amounts funded in respect of employees
rights upon retirement	2,984	2,628
Other non-current assets	2,309	2,818
Total other assets	1,849,108	1,346,165
Total assets	$2,762,293	$1,731,513

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$31,919	$35,235
Other current liabilities	46,833	41,124
Earn-out obligation	13,709	-
Unearned revenues	30,555	18,068
Total current liabilities	123,016	94,427
Non-current liabilities
Employee rights upon retirement	4,694	4,188
Earn-out obligation - long-term	16,169	-
Deferred tax liabilities	112,499	54,693
Unearned revenues - long-term	3,156	3,181
Other non-current liabilities	8,203	2,868
Total liabilities	267,737	159,357
Commitments and contingencies
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 48,738 and 38,372 shares issued and outstanding at
September 30, 2013 and December 31, 2012, respectively	131	101
Additional paid-in capital	2,404,852	1,459,294
Retained earnings	87,540	112,503
Accumulated other comprehensive income (loss)	1,447	(238)
Equity attributable to Stratasys Ltd.	2,493,970	1,571,660
Non-controlling interest	586	496
Total equity	2,494,556	1,572,156
Total liabilities and equity	$2,762,293	$1,731,513

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)
	Three Months Ended September 30, 2013			Three Months Ended September 30, 2012
				Pro Forma		Pro Forma
				Including Objet		Including Objet
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$107,887	$434	$108,321	$77,074	$-	$77,074
Services	17,739	-	17,739	13,847	-	13,847
	125,626	434	126,060	90,921	-	90,921

Cost of sales
Products	53,565	(12,713)	40,852	38,782	(10,977)	27,805
Services	11,469	(395)	11,074	9,054	(420)	8,634
	65,034	(13,108)	51,926	47,836	(11,397)	36,439

Gross profit	60,592	13,542	74,134	43,085	11,397	54,482

Operating expenses
Research and development, net	13,514	(1,538)	11,976	8,809	(889)	7,920
Selling, general and administrative	51,587	(13,660)	37,927	33,291	(8,505)	24,786
Change in fair value of earn-out obligations	1,607	(1,607)	-
	66,708	(16,805)	49,903	42,100	(9,394)	32,706

Operating income (loss)	(6,116)	30,347	24,231	985	20,791	21,776

Other expenses	(452)	-	(452)	(192)	-	(192)

Income (loss) before income taxes	(6,568)	30,347	23,779	793	20,791	21,584

Income taxes	80	3,640	3,720	3,647	1,419	5,066

Net income (loss)	$(6,648)	$26,707	$20,059	$(2,854)	$19,372	$16,518

Net income (loss) attributable to non-controlling interest	$(22)	$61	$39	$(95)	$-	$(95)

Net income (loss) attributable to Stratasys Ltd.	$(6,626)	$26,646	$20,020	$(2,759)	$19,372	$16,613

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.16)		$0.48	$(0.07)		$0.45
Diluted	(0.16)		0.45	(0.07)		0.41

Weighted average ordinary shares outstanding
Basic	41,976		41,976	36,912		36,912
Diluted	41,976		44,289	36,912		40,408

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the "Reconciliation of Non-GAAP Adjustments" herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)
	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012
				Pro Forma		Pro Forma
				Including Objet		Including Objet
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$279,910	$1,647	$281,557	$224,392	$-	$224,392
Services	49,408	-	49,408	$38,301	-	38,301
	329,318	1,647	330,965	262,693	-	262,693

Cost of sales
Products	148,339	(44,062)	104,277	117,188	(32,029)	85,159
Services	32,608	(1,080)	31,528	25,975	(1,078)	24,897
	180,947	(45,142)	135,805	143,163	(33,107)	110,056

Gross profit	148,371	46,789	195,160	119,530	33,107	152,637

Operating expenses
Research and development, net	34,640	(3,282)	31,358	26,714	(2,610)	24,104
Selling, general and administrative	137,577	(40,017)	97,560	103,039	(30,296)	72,743
Change in fair value of earn-out obligations	1,607	(1,607)	-
	173,824	(44,906)	128,918	129,753	(32,906)	96,847

Operating income (loss)	(25,453)	91,695	66,242	(10,223)	66,013	55,790

Other income	200	-	200	715	-	715

Income (loss) before income taxes	(25,253)	91,695	66,442	(9,508)	66,013	56,505

Income taxes (benefit)	(337)	10,442	10,105	8,644	4,633	13,277

Net income (loss)	$(24,916)	$81,253	$56,337	$(18,152)	$61,380	$43,228

Net income (loss) attributable to non-controlling interest	$46	$126	$172	$(95)	$-	$(95)

Net income (loss) attributable to Stratasys Ltd.	$(24,962)	$81,127	$56,165	$(18,057)	$61,380	$43,323

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.63)		$1.41	$(0.49)		$1.18
Diluted	(0.63)		1.33	(0.49)		1.08

Weighted average ordinary shares outstanding
Basic	39,754		39,754	36,794		36,794
Diluted	39,754		42,185	36,794		40,086

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the "Reconciliation of Non-GAAP Adjustments" herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net sales, products
Deferred revenue step-up	434	-	1,647	-

Cost of sales, products
Intangible assets amortization expense	(12,252)	(10,260)	(42,795)	(30,779)
Non-cash stock-based compensation expense	(406)	(297)	(1,039)	(740)
Merger related expense	(55)	(420)	(228)	(510)
	(12,713)	(10,977)	(44,062)	(32,029)
Cost of sales, services
Non-cash stock-based compensation expense	(387)	(330)	(1,020)	(1,078)
Merger related expense	(8)	(90)	(60)	-
	(395)	(420)	(1,080)	(1,078)
Research and development, net
Non-cash stock-based compensation expense	(822)	(889)	(2,566)	(2,610)
Performance bonus expense	(716)	-	(716)	-
	(1,538)	(889)	(3,282)	(2,610)
Selling, general and administrative
Intangible assets amortization expense	(3,838)	(2,375)	(14,758)	(7,125)
Non-cash stock-based compensation expense	(4,997)	(5,800)	(12,837)	(16,404)
Merger related expense	(2,347)	(330)	(9,944)	(6,767)
Performance bonus expense	(2,478)	-	(2,478)	-
	(13,660)	(8,505)	(40,017)	(30,296)
Change in fair value of earn-out obligation
Earn-out obligation expense	(1,607)	-	(1,607)	-

Income taxes
Tax expense related to non-GAAP adjustments	3,640	1,419	10,442	4,633

Net income attributable to non-controlling interest
Depreciation and amortization expense attributable to non-controlling interest	61	-	126	-

Net income	$26,646	$19,372	$81,127	$61,380

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2013

(in millions, except per share data)

GAAP net loss	($35.0) to ($23.1)

Adjustments
Stock-based compensation expense	$22.2 to $24.9
Intangible assets amortization expense	$67.2
Merger related expense	$18.1 to $20.7

Non-GAAP net income	$77.7 to $84.4

GAAP loss per share	($0.83) to ($0.55)
Non-GAAP diluted earnings per share	$1.75 to $1.90